DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/30/15

1. NAME OF REPORTING PERSON
Bulldog Investors, LLC

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]
                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
1,555,708

8. SHARED VOTING POWER
377,734

9. SOLE DISPOSITIVE POWER
1,555,708
___________________________________________________________

10. SHARED DISPOSITIVE POWER
377,734

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,933,442(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[ ]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
16.90%

14. TYPE OF REPORTING PERSON
IA

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]
                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
1,555,708

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,555,708
___________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,555,708 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[ ]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
13.60%

14. TYPE OF REPORTING PERSON
IC

1. NAME OF REPORTING PERSON
Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]
                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,555,708

8. SHARED VOTING POWER
377,734

9. SOLE DISPOSITIVE POWER
1,555,708
___________________________________________________________

10. SHARED DISPOSITIVE POWER
377,734

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,933,442(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[ ]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
16.90%

14. TYPE OF REPORTING PERSON
IN

1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]
                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,555,708

8. SHARED VOTING POWER
377,734

9. SOLE DISPOSITIVE POWER
1,555,708
___________________________________________________________

10. SHARED DISPOSITIVE POWER
377,734

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,933,442(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[ ]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
16.90%

14. TYPE OF REPORTING PERSON
IN

1. NAME OF REPORTING PERSON
Steven Samuels

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]
                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,555,708

8. SHARED VOTING POWER
377,734

9. SOLE DISPOSITIVE POWER
1,555,708
___________________________________________________________

10. SHARED DISPOSITIVE POWER
377,734

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,933,442(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES
[ ]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
16.90%

14. TYPE OF REPORTING PERSON
IN

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #11 to the Schedule 13d filed January 15, 2015. Except as specifically set forth
herein,  the Schedule 13d remains unmodified.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on August 24,2015, there were 11,441,022 shares of common stock outstanding as of June 30, 2015. The percentages set forth herein were derived using such number.  Phillip Goldstein, Andrew Dakos and
Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of September 30, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,933,442 shares of RIT (representing 16.90% of RIT's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,933,442 shares of RIT include
1,555,708 shares (representing 13.60% of RIT's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein,
Dakos and Samuels exercise control: Bulldog Investors General Partnership,
Opportunity Partners LP, Calapasas West Partners LP, Full Value Special
Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP,
Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,
"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds may be
deemed to constitute a group. All other shares included in the aforementioned
1,933,442 shares of RIT beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 377,734 (representing
3.30% of RIT's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 1,555,708 shares. Bulldog Investors, LLC has shared power to dispose of and vote 377,734 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of RIT's shares) share this power with Bulldog Investors, LLC.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors,
LLC.

(c) Since the last filing on 9/18/15 the following shares of RIT were purchased:

Date:                   Shares:        Price:
09/18/15                36,712         11.8717
09/21/15                 5,691         11.9317
09/22/15                 7,900         11.828
09/24/15                14,460         11.8524

(d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

(e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Bulldog Investors, LLC ("Bulldog") has entered into a Settlement Agreement with
RIT pursuant to which Bulldog has agreed to vote in favor of: (i) the conversion of
RIT into an open-end investment company, (ii) any routine management proposal, and
(iii) the Board's recommendation on any proposal submitted by a Stockholder.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Exhibit 1

After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/1/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.